Exhibit 4.8

NEWPARK RESOURCES, INC.

2015 EMPLOYEE EQUITY INCENTIVE PLAN

Amendment No. 1

THIS AMENDMENT NO. 1 (this "Amendment") to the 2015 Employee Equity Incentive Plan (the "Plan") is made by Newpark Resources, Inc. (the "Company") pursuant to the Plan, as follows:

WHEREAS, the Company previously adopted the Plan for the benefit of its eligible participants;

WHEREAS, pursuant to Section 17 of the Plan, the Board of Directors (the "Board") has the power and authority to amend the terms of the Plan; and

WHEREAS, the Board desires to increase the maximum number of shares of common stock that may be issued in connection with awards granted under the Plan, and to effectuate such other amendments the Board deems to be in the best interests of the Company’s stockholders.

NOW, THEREFORE, pursuant to the Plan, the Board hereby amends the Plan in the following respects:

1.	Shares Subject to the Plan. Section 4.1 of the Plan is hereby amended to increase the number of Shares that may be issued in connection with awards under the Plan from 6,000,000 to 7,800,000.

2.

Fungible Share Counting Ratio. Applicable for grants of equity made on or after May 19, 2016, the fungible share counting ratio (i.e., the ratio that limits the amount of full-value equity awards that may be granted from the share reserve) shall be downward adjusted to 1.78. To that end, Sections 4.1(b) and (c) of the Plan are hereby amended by deleting "1.85" each place it appears and replacing it with "1.78".

3.	Change in Control. Section 15.2 of the Plan is hereby deleted in its entirety and shall be replaced with the following:

15.2     Change in Control. Effective upon the consummation of a Change in Control of the Company, and except as otherwise provided in an individual Award Agreement, all outstanding Awards under the Plan shall terminate to the extent they are not assumed or replaced in connection with the Change in Control.

(a)     For each portion of an Award that is assumed or replaced, then such portion shall become fully vested, exercisable and payable, and be released from any forfeiture rights, immediately upon termination of the Participant’s employment with the Company (or its successor) within 24 months after the Change in Control, but only if such termination of employment is triggered by the Company (or its successor) without Cause or by the Participant for Good Reason.

(b)     For each portion of an Award that is neither assumed nor replaced, the Compensation Committee has the discretion to effectuate either of the following immediately prior to consummation of the Change in Control, provided that the Participant’s employment has not terminated prior to such date: (x) such outstanding Awards (or portion thereof) shall become partially or fully vested and exercisable (and partially or fully released from any forfeiture rights), with performance-based Awards under Section 12 of the Plan vesting based upon actual performance or, if the Compensation Committee determines that actual performance is not determinable, then at target; or (y) such outstanding Awards (or portion thereof) shall be cancelled and terminated for an amount of cash, securities or other property equal to the excess, if any, of the Fair Market Value of the vested and/or unvested (as determined by the Committee in its sole discretion) shares of Common Stock subject to any such Award immediately prior to the occurrence of the Change in Control over the aggregate exercise or other purchase price (if any) of such shares. For performance-based Awards under Section 12 of the Plan, the number of shares of Common Stock subject to subsection 15.2(b)(y) shall be calculated based upon actual performance or, if the Compensation Committee determines that actual performance is not determinable, then at target. For avoidance of doubt, if an Award is an Option or Stock Appreciation Right and no positive spread exists pursuant to the foregoing, then (y) may be unilaterally effectuated by the Company with no cash payment to the Participant holding such an Award.

Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals shall not be considered "assumed" or "replaced" if the Company (or its successor) modifies any of the performance goals without the Participant’s consent; provided, however, that a modification to the performance goals only to reflect the successor corporation’s post-Change in Control corporate structure shall not be deemed to invalidate an otherwise valid assumption or replacement of an Award.

This Section 15.2 of the Plan was amended effective May 19, 2016. As a result, the terms of Award Agreements that were in effect prior to such date shall prevail to the extent such terms are more favorable to a Participant.

4.	Defining the Term Cause. The definition of Cause in Exhibit A to the Plan shall be deleted in its entirety and replaced with the following:

"Cause" means, with respect to any Participant, any of the following: (i) the Participant’s conviction by a court of competent jurisdiction of, or entry of a plea of guilty or nolo contendere for, an act on the Participant’s part constituting a felony, dishonesty, willful misconduct or material neglect by the Participant of his or her employment obligations to the Company that results in material injury to the Company; (ii) appropriation (or an overt act attempting to appropriate) of a material business opportunity of the Company by the Participant; (iii) theft, embezzlement or other similar misappropriation of funds or property of the Company by the Participant; or (iv) the failure of the Participant to follow the reasonable and lawful written instructions or policy of the Company with respect to the services to be rendered and the manner of rendering such services by the Participant, provided the Participant has been given reasonable and specific written notice of such failure and opportunity to cure and no cure has been effected or initiated within a reasonable period of time, but not less than 90 days, after such notice.

5.	Defining the Term Good Reason. Exhibit A to the Plan shall be amended to add a defined term for Good Reason as follows:

"Good Reason" means any of the following: (i) the Company (or its successor) adversely changes the Participant’s title or changes in any material respect the responsibilities, authority or status of the Participant without prior notice and acceptance; (ii) the substantial or material failure of the Company (or its successor) to comply with its obligations under the Plan or any other agreement that may be in effect that is not remedied within a reasonable time after specific written notice thereof by the Participant to the Company; (iii) the diminution of the Participant’s base salary; and (iv) requiring the Participant to relocate more than 50 miles from his or her location of employment immediately prior to the Change in Control. However, Good Reason shall only exist in the prior (i) through (iv) if the Participant has given reasonable and specific written notice to the Chief Executive Officer of such failure, the Company has been given a reasonable opportunity to cure, and no cure has been effected or initiated within a reasonable time after such notice.

6.	Full Force and Effect. Except as otherwise set forth in this Amendment, the Plan shall remain in full force and effect.

7.

Effectiveness Subject to Stockholder Approval. This Amendment shall not become effective unless the stockholders of the Company approve the increase to the share reserve of the Plan, as set forth in 1, above, and if approved, then this Amendment shall become effective as of such meeting.

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IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Amendment on this 19 day of May 2016.

NEWPARK RESOURCES, INC.

By:	/s/ Paul L. Howes

Its:	President and Chief Executive Officer

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